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                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                        AMERICAN MAIZE-PRODUCTS COMPANY
                           (NAME OF SUBJECT COMPANY)

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                        AMERICAN MAIZE-PRODUCTS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

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                CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 20 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                CLASS B COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 30 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            ROBERT M. STEPHAN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 356-9000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000



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         This Amendment No. 5 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28,
1995, as amended to the date hereof (the "Schedule 14D-9"), of American
Maize-Products Company, a Maine corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9.  Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3.  CERTAIN NEGOTIATIONS AND TRANSACTIONS WITH SUBJECT COMPANY.

         Paragraph (a) of Item 7 is hereby amended to add the following:

         On March 29, 1995, Pexco issued a press release announcing that its affiliate, EFL Ltd., had acquired 282,600 shares of Class B Common
         Stock and had agreed to acquire an additional 18,054 shares of Class B
         Common Stock at undisclosed prices. The Company was informed by a stockholder that Pexco or an affiliate thereof had purchased from such stockholder approximately 143,000 shares of Class B Common Stock at a price of $46 per share. According to press reports, a spokesperson for Pexco stated that such 143,000 shares are included in the total of 282,600 shares of Class B Common Stock acquired by EFL Ltd. Pexco also announced that it did not intend to tender the shares of Class B Common
         Stock which EFL Ltd. acquired into the Offer.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

             (20)     Press release issued by the Company on March 30, 1995.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     AMERICAN MAIZE-PRODUCTS COMPANY

                                     By: /s/ Patric J. McLaughlin
                                         --------------------------
                                         Patric J. McLaughlin
                                         President and Chief Executive Officer


Dated:  March 30, 1995





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                               INDEX TO EXHIBITS



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

EXHIBIT NUMBER        EXHIBIT
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
    (20)              Press release issued by the Company on March 30, 1995.
